

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

May 18, 2009

Via U.S. Mail and facsimile to (831) 429-8095

Mr. Ken Kannappan
Chief Executive Officer
Plantronics, Inc.
345 Encinal Street
Santa Cruz, California 95060

> **Re:** **Plantronics, Inc.**
> **Form 10-K for the fiscal year ended March 29, 2008**
> **Filed May 27, 2008**
> **File No. 001-12696**

Dear Mr. Kannappan:

We have reviewed your letter submitted on May 11, 2009 in response to our comment letter dated April 28, 2009, and we have the following comments. Please respond to our comments within 10 business days or tell us by that time when you will provide us with a response. We welcome any questions you may have about our comments or any other aspect of our review.

Form 10-K for the fiscal year ended March 29, 2008

Definitive Proxy Statement incorporated by reference into Part III of the Form 10-K

Compensation Discussion and Analysis, page 34

Market Reference and Compensation Consultant, page 36

1.   We note your response to Comment 1. We also note that your first response in your letter dated April 15, 2009 provided an expanded explanation of how you set the compensation elements of your CEO—his base pay, cash incentives, and long-term equity incentives. Please confirm that if your executive compensation decisions proceed along such similar lines in the future for your CEO or other NEOs, then you will provide similarly detailed disclosure, subject to any other material facts and circumstances.

Variable Pay Programs, page 37

2.   We note your response to Comment 3. Please confirm that you will disclose how the market share performance targets are calculated and how difficult they are to achieve for each NEO (*See* Instruction 4 to Item 402(b)). Please also confirm that you will disclose Non-GAAP operating income or product line profitability performance targets at the segment or consolidated entity level and, when other Non-GAAP operating income or product line profitability performance targets are not disclosed, you will explain how difficult they are to achieve for each NEO.

3.   We note your response to Comment 4. Please confirm that you will clearly define any material performance target that you use in setting executive compensation. For instance, please confirm that you will explain what constitutes inventory turns, Non-GAAP EPS, market share, and Non-GAAP operating income/product line profitability so that a reader is able to understand what parts of your business these targets measure.

*   *   *   *

        Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

        Please contact Ajay Koduri, Attorney-Adviser, at (202) 551-3310 or me at (202) 551-3810 with any other questions.

                                                Sincerely,

                                                /s/ Larry Spirgel
                                                Larry Spirgel
                                                Assistant Director